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FOR IMMEDIATE RELEASE
For Additional Information Contact:
Michael T. Crowley, Jr., President and CEO
Mutual Savings Bank
(414) 354-1500 ext. 511

        MUTUAL SAVINGS BANK ANNOUNCES COMMENCEMENT OF AN OFFERING OF BANK
                         MUTUAL CORPORATION COMMON STOCK

MILWAUKEE, WI, SEPTEMBER 18, 2000: Michael T. Crowley, Jr., President and Chief Executive Officer of Mutual Savings Bank, announced that the Bank's proposed stock holding company, Bank Mutual Corporation has received approval from regulatory authorities to begin the offering of common stock at $10 per share that is integral to the restructuring of Mutual Savings Bank into the mutual holding company form of organization. In a separate, related transaction which was previously announced, Bank Mutual Corporation will acquire First Northern Capital Corp. (Nasdaq: FNGB) and its subsidiary, First Northern Savings Bank, based in Green Bay, WI.

The restructuring of Mutual Savings Bank, the Bank Mutual Corporation stock offering and the acquisition of First Northern will be completed simultaneously. None of the transactions will occur without the others occurring.

The stock offering is expected to end on October 16, 2000. After the transactions, Bank Mutual Corporation's common stock is expected to trade on the Nasdaq National Market System under the symbol "BKMU".

The restructuring will not affect the terms and conditions of any deposits or loans of customers of Mutual Savings Bank, nor will it affect the insurance coverage of deposit accounts. The restructuring is subject to final approval of the Office of Thrift Supervision and the approval of the Bank's depositors. The acquisition is conditioned upon First Northern Capital Corp. shareholder approval.

Stock offering materials are being mailed to Mutual Savings' depositors who are eligible to subscribe for Bank Mutual shares in the offering, and proxy materials are being sent to those depositors who will vote on the restructuring. Information, including details of the offering, the acquisition and operations of Mutual Savings Bank and First Northern Capital Corp. are provided in the Prospectus, which is expected to be available beginning September 20, 2000 by calling the Bank Mutual Stock Information Center, which will commence operations at that time. The toll free telephone number is (800) 580-0029. Hours of operation will be from 9:00 a.m. to 4:00 p.m., Monday through Friday. A proxy statement/prospectus has also been mailed to First Northern shareholders.

Mutual Savings Bank is headquartered in Milwaukee, Wisconsin. It operates 50 branches located in southeastern, south central and western Wisconsin and one office located in eastern Minnesota. At June 30, 2000, the Bank had assets of $1.8 billion and equity of approximately $167.6 million.



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First Northern Capital Corp., headquartered in Green Bay, Wisconsin, had assets and shareholders' equity of $904.9 million and $75.6 million, respectively, at that date. First Northern Savings Bank has 19 branches located in northeastern Wisconsin.

THIS RELEASE IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY COMMON STOCK. THE OFFER IS MADE ONLY BY THE PROSPECTUS. THE SHARES OF COMMON STOCK ARE NOT SAVINGS ACCOUNTS OR SAVINGS DEPOSITS, MAY LOSE VALUE AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

Mutual Savings depositors, First Northern stockholders and other potential investors are urged to read the prospectus of Bank Mutual Corporation and the proxy statement of First Northern Capital Corp., which have been filed with the Securities and Exchange Commission, to obtain important additional information. Interested persons may obtain them free at the Securities and Exchange Commission's website at www.sec.gov.. Copies of the prospectus will be available free by calling Bank Mutual's Stock Information Center and copies of the proxy statement/prospectus will be available free from First Northern.